INVESTOR PRESENTATION

Q3 FY2023

Forward-looking Statements & Non-GAAP Financial Information

Forward-Looking Language

This presentation contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, our revenue and Adjusted EBITDA guidance for the second quarter, statements we make regarding our ability to improve our competitive positioning and improvement of our business momentum and business health over time once the industry begins to recover.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the effect of the COVID-19 pandemic on our business and the success of any measures we have taken or may take in the future in response thereto; and the risks described in the Company’s filings with the Securities and Exchange Commission, including the Company’s reports on Form 10-K and Form 10-Q.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement that may be made from time to time, whether written or oral, whether as a result of new information, future developments or otherwise.

Use of Non-GAAP Financial Information

To supplement the unaudited consolidated financial statements presented in accordance with U.S. GAAP in this press release, certain non-GAAP financial measures as defined by the SEC rules are used. These non-GAAP financial measures include EBITDA, Adjusted EBITDA, adjusted net income, adjusted basic earnings per share, adjusted diluted earnings per share and free cash flow. Management believes that such information can enhance investors’ understanding of the Company’s ongoing operations.

The Business We Are In



We Are In The Business Of Providing A Fully Integrated Suite Of Software Solutions To Enterprise Food & Beverage And Lodging Operators In The Hospitality Space That Enable Memorable Experiences Across All Channels Of Guest Engagement

Our Mission

HELP OUR CUSTOMERS IMPROVE EMPLOYEE & GUEST EXPERIENCE

↓

WITH DEDICATION TO PAST, PRESENT & FUTURE CUSTOMER INVESTMENTS IN OUR PRODUCTS AND SERVICES



Defining Strategy Pillars



1. 100% HOSPITALITY FOCUSED
2. OBSESSIVELY CUSTOMER-CENTRIC
3. CORE PRODUCT FOCUS & INNOVATION DRIVEN
4. STATE OF THE ART CLOUD-NATIVE & ON-PREMISE OPTIONS
5. END-TO-END COMPREHENSIVE SOLUTION OFFERINGS

100% Hospitality Focused - Why It Matters


ALL RESOURCES


EXECUTIVE ACCESS


DOMAIN EXPERTISE


RAPID INNOVATION


FUNCTIONAL DEPTH
Engage
Analyze
rGuest Book
Central Reservations
ANALYTICS & RE-ENGAGE
TRIP PLANNING
TRIP BOOKING
PRE-ARRIVAL
Digital Marketing
rGuest Express
Food & Beverage
InfoGenesis POS
Hospitality & Leisure
LMS
Stay
Visual One
Sales & Catering
Inventory & Procurement
Eatec
SWS
Document Management
DataMagine
SURVEYS
IN-VENUE RESERVATIONS
Pay
Authorize
IG Quick Pay
Seat
PAYMENTS
IN-VENUE DINING
BACK OF HOUSE OPTIMIZATION
IN-VENUE AMENITIES
IG OnDemand
IG Buy
IG Smart Menu
IG Digital Menu Board
IG KDS
rGuest Service
Golf
Spa
Activities
Retail

Modern Cloud-Native & On-Premise Options - Why It Matters


EVOLVING TRENDS


INCREASED SECURITY


CLOUD SCALABILITY


PROVIDE CHOICE
Low Hardware Cost
Backup & Recovery Cost
Security Compliance
Cloud Base (SAAS)
VS
On-Premises
High Hardware Cost
Medium backup Cost
High Maintenance Cost


SPEED OF EXECUTION

End-To-End Comprehensive Solution Offerings - Why It Matters


COMMON PROFILE


GUEST JOURNEY
HOTEL
BOOK ITINERARY
CHECK IN / UPGRADE
GET KEYS
RESERVE A SEAT
ORDER A BITE
HIT THE COURSE
GET PAMPERED
REQUEST SERVICE
PAY
CHECK OUT
RE-ENGAGE


OMNI-CHANNEL


INTEGRATION


SINGLE VENDOR

Obsessively Customer-Centric - Why It Matters


ROADMAP INFLUENCE


BENEFITS BOTH


EQUAL TREATMENT


EMPATHY


SERVICES & SUPPORT
INVESTMENTS

Product & Innovation Driven - Why It Matters


ENGINEERING STRENGTH


CONTINUOUS INNOVATION


PEOPLE & TECHNOLOGY


AUTOMATION


PROBLEM SOLVING

Agilysys Revenue Overview

$191.7M
Total Revenue*

59%
Recurring Revenue as a % of Total Revenue*

49%
Subscription Revenue as a % of Recurring Revenue*

30%
Subscription Revenue YOY Growth Rate

*Data is as of the trailing twelve months ended December 31, 2022.



We Provide Industry Leading Hospitality Solutions

Allocation of Revenue

Food and Beverage Solutions

- POINT-OF-SALE: **60%** of Revenue
- INVENTORY & PROCUREMENT: **6%** of Revenue

Lodging Solutions

- PROPERTY MANAGEMENT: **20%** of Revenue
- Payment Revenue: **8%** of Revenue
- DOCUMENT MANAGEMENT: **5%** of Revenue

Region

- North America: **93%** of Revenue
- APAC Plus EMEA: **7%** of Revenue

Note: Revenue contribution figures represent percentage for the trailing twelve months ended December 31, 2022 and include an allocation of total revenue (excluding services) amounts to our 4 core product groupings.

R&D Focus & Resource Strength



1000
800
600
400
200
0
230
January 2017
400
March 2019
770
April 2020
960
December 2022

Note: Includes Technical Services

Total Addressable Market

ARR Market Opportunity
$4.8 Billion



SA
$0.35B
7%
APAC
$1.36B
28%
NA
$1.72B
37%
EMEA
$1.36B
28%

ARR Product Opportunity
$4.8 Billion



PMS
$1.61B
34%
POS
$3.18B
66%

*Agilysys ARR ~ $121M**

**Trailing twelve months ended December 31, 2022.*

Global Presence



Seattle, WA
Toronto, ON
Las Vegas, NV
Santa Barbara, CA
Alpharetta, GA
Windsor, UK
Shenzhen, China
Hong Kong
Chennai, India
Manila, Philippines
Kuala Lumpur, Malaysia
Singapore
Australia
Principal Location
Country with Installation
Reseller

Publicly Traded - NASDAQ: AGYS

Corporate Headquarters
- Alpharetta, Georgia

North America Offices
- Las Vegas, Nevada
- Santa Barbara, California
- Bellevue, Washington
- Toronto, Ontario

EMEA & MENA Offices
- United Kingdom
- Dubai, UAE

APAC Offices
- Hong Kong
- Malaysia
- Philippines
- Singapore
- China
- Australia

Demonstration Centers
- Las Vegas, Nevada

India Development Center
- Chennai, India

agilysys High Return Hospitality™

Transition to Growth

Subscription Revenue Growth

Record Subscription Revenue of $15M

SaaS Revenue Reaches 49% of Total Recurring Revenue

30% Y-O-Y Subscription Revenue Growth

Sound Business Fundamentals

Q3 FY23 Record Total Revenue

Q3 FY23 GAAP Net Income Positive for 7th Consecutive Quarter

Q3 FY23 $0.13 GAAP EPS Per Diluted Share

Focus on Profitability

$8.1M
Q3 FY23 Adjusted EBITDA

$11.7M Q3 FY23
Positive Free Cash Flow

$105.8M
Ending Cash Balance As Of Q3 FY23

Recent Announcements

Selected as Marriott Global PMS RFP Winner

Opening of operations in Dubai UAE

25+ Products Available as End-to-End Solutions Provider

Existing Customer Greenspace - Average Products



2.5
2
1.5
1
0.5
0
Q1 FY21
Q2 FY21
Q3 FY21
Q4 FY21
Q1 FY22
Q2 FY22
Q3 FY22
Q4 FY22
Q1 FY23
Q2 FY23
Q3 FY23
Products Per Customer

Note: 25+ Products Available as End-to-End Solutions Provider

Property Management Room Growth Opportunity

aPMS

- Approximately 300,000 rooms under PMS management today
- Expected to add a majority of the Marriott U.S. and Canada Luxury, Premium and Select Services rooms (min. 450,000) beginning mid-FY25
- Should reach about 900,000 rooms under management in 2-3 years with combined current growth momentum in PMS and Marriott rooms

Top 100 Global Customers

Compass Group	Caesars Entertainment	Golden Entertainment	Boyd Gaming	Boyne Resorts Experience the Lifestyle	MGM Resorts	Hilton	Royal Caribbean Group	Seminole Gaming	Penn National Gaming, Inc.	aramark
Vail Resorts	Station Casinos	Drury Hotels	the Chickasaw Nation	Mohegan Sun	Cowlitz Indian Tribe	Millennium Technology Group A Rosen Hotels & Resorts Company	Choctaw Casino | Resort	IHG	The Great Seal of the Choctaw Nation	Delaware North
Hershey Entertainment & Resorts	Big Cedar Lodge America's Premier Wilderness Resort	Golden Nugget Online Gaming	French Lick Resort	Forest County Potawatomi Keeper of the Fire	Eldorado Casino	Desert Diamond Casinos & Entertainment	Drive Shack	Downstream Casino Resort	Fontainebleau Miami Beach	Kalahari Resorts & Conventions
Kohler	FireKeepers Casino · Battle Creek	Poarch Creek Indians	Westgate Las Vegas Resort & Casino	Grand Casino Mille Lacs Hinckley	Comwell Hotels	Graton Resort & Casino	Nemacolin Woodlands Resort	Isle of Capri Casinos Inc.	Universal Parks & Resorts	Hard Rock Casino Cincinnati
Morongo Casino · Resort · Spa	Seal of the Coushatta Tribe Sovereign Nation	GSR Grand Sierra Resort and Casino	Mashantucket Pequot Tribal Nation	Sands Las Vegas Sands Corp.	Mandarin Oriental The Hotel Group	Scarlet Pearl Casino Resort	LDC Laguna Development Corporation	Marina Bay Sands Singapore	Mescalero Apache Tribe	United Auburn Indian Community
Barona Resort & Casino	Rolling Hills Casino · Resort	Pinnacle Entertainment	Northern Quest Resort & Casino	Ocean Casino · Resort Atlantic City	Fort Worth Multipurpose Arena at Will Rogers Memorial Center	Seneca Niagara Resort & Casino	Prairie Band Casino & Resort	Pinehurst	Peppermill Resort · Spa · Casino	Soboba Band of Luiseño Indians Est. June 19, 1883
San Manuel Indian Bingo & Casino An Economic Development of The San Manuel Band of Mission Indians	Santa Clara Development Corporation	Prairie Island Indian Community	Resorts Casino · Hotel	Prairie Meadows	Silver Reef Casino Resort	Marnell Gaming	Osage Casino Hotel	The Cosmopolitan of Las Vegas	The Grove, Inc.	Casino Arizona Talking Stick Resort
The Broadmoor	Turning Stone Resort | Casino	Atlantis Casino Resort Spa · Reno	Tropicana Entertainment	UTSouthwestern Medical Center	Borgata Hotel Casino & Spa	Dotty's	San Manuel Gaming & Hospitality Authority	Mdewakanton	Seminole Hard Rock Support Services	The Sea Pines Resort
Carnival UK	PlayLV Gaming	Spooky Nook Sports	atrium	Morey's Piers and Water Parks	Grand Casino	Bally's	Life Time	Aspen Snowmass	South Point	Agua Caliente Casinos

Agilysys Hospitality Product Suite



Analyze
Loyalty & Promotions
Central Reservations
Book
ANALYTICS & RE-ENGAGE
TRIP PLANNING
TRIP BOOKING
PRE-ARRIVAL
Express Kiosk
Express Mobile
Digital Marketing
Food & Beverage
InfoGenesis
Hospitality & Leisure
PMS
Inventory & Procurement
Eatec
SWS
Document Management
DataMagine
SURVEYS
IN-VENUE RESERVATIONS
Pay
Authorize
IG Quick Pay
Reserve
PAYMENTS
IN-VENUE DINING
BACK OF HOUSE OPTIMIZATION
IN-VENUE AMENITIES
IG OnDemand
IG Kiosk
IG KDS
IG PanOptic Kiosk
IG Digital Menu Board
IG Smart Menu
Service
Sales & Catering
Golf
Spa
Reserve
Retail
3rd Party Solution Integration With Modern Restful APIs

Agilysys Hospitality Cloud

agilysys
Hospitality Experience Cloud




RECEPTION



FOOD & BEVERAGE ECOSYSTEM
CORE POS

EXPERIENCE
- Mobile Food Ordering
- Dining Reservations
- Kiosk
- PanOptic Self-Checkout
- Kitchen Display
- Digital Menus
- Digital Menu Board

ENHANCERS
- Loyalty & Promotions
- Enterprise Analytics
- Secure EMV Payments
- QR Payment
- Stored-Value Payment
- Gift Card

HOSPITALITY & LEISURE ECOSYSTEM
CORE PMS

EXPERIENCE
- Property-Wide Booking
- Spa
- Golf
- Sales & Catering
- Activities
- Retail
- Membership
- Residence Management
- Mobile/Kiosk Check-In/Out
- Digital Keys

ENHANCERS
- Digital Marketing
- Loyalty and Promotions
- Service Task Optimization
- Enterprise Analytics
- Call Center
- Secure EMV Payments
- Digital Authorizations
- Gift Card
- Document Management

INVENTORY & PROCUREMENT ECOSYSTEM
CORE I&P

EDITIONS
- Standard
- Enterprise
- Professional

MODULES
- Barcode
- Retail
- Punch Out
- Direct

Hospitality Solution Studios

Tailored to maximize **Return On Experience** (ROE) by specific venue and management model

- Airport
- Amusement Park
- Casino
- Corporate Dining
- Cruise
- Healthcare
- Higher Education
- Hotel Brand
- Independent Hotel
- Life Plan Community
- Management Company
- Resort
- Stadium
- Venue

FINANCIAL OVERVIEW



Evolving Business, Evolving P&L

Business Metrics (as of 12/31/22)

Recurring Revenue* As % of Total Revenue	59%
Subscription Revenue* As % of Recurring Revenue	49%
Services Revenue* As % of Total Revenue	18%
Subscription Revenue Growth Y/Y*	30%
New Customer Count*	74

Financial Metrics and Valuation*

Share Price (1/25/23)	$82.00
Diluted Shares Outstanding	26.1M
Diluted Market Capitalization	$2,137.7M
Cash (as of 12/31/22)	$105.8M
Debt (as of 12/31/22)	$16.2M
Enterprise Value	$2,048.2M
Revenue	$191.7M
Gross Profit	$116.3M
Adjusted EBITDA^	$29.7M
Earnings per Share	$0.41
EV/Revenue	10.7x
EV/Gross Profit	17.6x

^Non-GAAP measure, see reconciliation on slide 26.
**Trailing twelve months ended December 31, 2022.*

Strong Balance Sheet

Consolidated Balance Sheet *(in thousands)*		
	December 31, 2022	**March 31, 2022**
Cash, Cash Equivalents and Marketable Securities	$105,818	$96,971
Other Current Assets	53,265	39,202
Long-Term Assets	87,078	77,989
Total Assets	**$246,161**	**$214,162**
Current Liabilities	$81,132	$71,466
Other Liabilities	53,117	45,352
Total Liabilities	134,249	116,818
Shareholders' Equity	111,912	97,344
Total Liabilities and Shareholders' Equity	**$246,161**	**$214,162**

Revenue Growth ($M)

Nasdaq
AGYS



55
50
45
40
35
30
25
Jun CY16
Sept CY16
Dec CY16
Mar CY17
Jun CY17
Sept CY17
Dec CY17
Mar CY18
Jun CY18
Sept CY18
Dec CY18
Mar CY19
Jun CY19
Sept CY19
Dec CY19
Mar CY20
Jun CY20
Sept CY20
Dec CY20
Mar CY21
Jun CY21
Sept CY21
Dec CY21
Mar CY22
Jun CY22
Sept CY22
Dec CY22
FY17
FY18
FY19
FY20
FY21
FY22
FY23

Recurring Revenue ($M)



30.0
25.0
20.0
15.0
10.0
5.0
-
Annual Maintenance
Subscription
Jun CY16
Sept CY16
Dec CY16
Mar CY17
Jun CY17
Sept CY17
Dec CY17
Mar CY18
Jun CY18
Sept CY18
Dec CY18
Mar CY9
Jun CY19
Sept CY19
Dec CY19
Mar CY20
Jun CY20
Sept CY20
Dec CY20
Mar CY21
Jun CY21
Sept CY21
Dec CY21
Mar CY22
Jun CY22
Sept CY22
Dec CY22
FY17
FY18
FY19
FY20
FY21
FY22
FY23

Profitability Metrics - Quarterly


Adjusted EBITDA – Non GAAP^
$10,000
$9,000
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
Q1'18
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23

- **Q2'21 included inorganic COVID related temporary cost savings, including employee compensation changes and reduction of workforce**
- **All COVID related cost savings ceased Q1 FY22**

All numbers in thousands.
Fiscal Year is from 4/1-3/31
^ Non-GAAP measure, see reconciliation on slide 27.

Historical Financial Results


Revenue - GAAP
$205,000
$195,000
$185,000
$175,000
$165,000
$155,000
$145,000
$135,000
$125,000
FY19
FY20
FY21
FY22
TTM*


Net Income (Loss) - GAAP
$10,653
$15,000
$5,000
$(5,000)
$(15,000)
$(25,000)
$(35,000)
$23.7M software impairment
FY19
FY20
FY21
FY22
TTM*


Adjusted EBITDA – Non-GAAP^
$28,000
$23,000
$18,000
$13,000
$8,000
FY19
FY20
FY21
FY22
TTM*


Adjusted Diluted Earnings per Share – Non-GAAP^
$0.90
$0.70
$0.50
$0.30
$0.10
FY19
FY20
FY21
FY22
TTM*

All numbers in thousands.
^ Non-GAAP measure, see reconciliation on slide 26.
**Trailing twelve months ended September 30, 2022.*


MGM
GRAND

APPENDIX

Agilysys Omnichannel POS Solution

Mobile / Web: IG OnDemand

Physical Store:
InfoGenesis POS
IG Smart Menu
IG Digital Menu Board
IG KDS

Profile & Personalization:
Personalization APIs

Analytics:
Agilysys Analyze

Marketing & Upsell:
Agilysys Engage

InfoGenesis POS By Agilysys



Payment:
Agilysys Pay
IG Quick Pay

Any Venue:
Agilysys Seat

Mobile App:
Webapps / API's

Kiosk:
IG Buy

Agilysys Lodging Ecosystem

Staff Task Management & 2-Way Guest Communication:
rGuest Service

Activities:
Agilysys Golf
Agilysys Spa

Check-In/Out:
rGuest Express

Payments:
Agilysys Pay
Agilysys Authorize

Online Booking:
rGuest Book


Stay
By Agilysys
LMS
By Agilysys
Visual One
By Agilysys

Sales & Catering:
Agilysys Sales & Catering

Point-of-Sale & Retail:
Agilysys InfoGenesis POS
Agilysys Retail

Document Management:
Agilysys DataMagine

Business Analytics:
Agilysys Analyze

Marketing & Upsell:
Agilysys Engage
Agilysys Digital Marketing

Non-GAAP Reconciliation

AGILYSYS, INC.
RECONCILIATION OF NET LOSS TO EBITDA AND ADJUSTED EBITDA
(UNAUDITED)

(In thousands)		Twelve Months Ended March 31,			
	TTM*	2022	2021	2020	2019
Net income (loss)	$ **12,489**	$ 6,478	$ (21,001)	$ (34,067)	$ (13,164)
Income tax expense (benefit)	**686**	33	(208)	201	221
Income (loss) before taxes	**13,175**	6,511	(21,209)	(33,866)	(12,943)
Depreciation of fixed assets	**1,973**	2,210	2,832	2,574	2,504
Amortization of intangibles	**1,903**	1,654	1,959	2,541	2,567
Amortization of developed technology	**162**	42	-	12,561	12,602
Interest income	**(1,191)**	(47)	(87)	(371)	(329)
EBITDA (a)	**16,022**	10,370	(16,505)	(16,561)	4,401
Share-based compensation	**13,157**	14,549	40,093	5,205	4,376
Severance and other charges	**772**	1,584	2,529	582	1,168
Impairments	-	-	-	23,740	-
Other non-operating (income) expense	**(997)**	(145)	338	176	191
Legal settlements, net	**702**	969	200	(125)	141
Adjusted EBITDA (b)	**29,656**	27,327	26,655	13,017	10,277

(a) EBITDA is defined as net income before income taxes, interest expense, depreciation and amortization

(b) Adjusted EBITDA, a non-GAAP financial measure, is defined as income before income taxes, interest expense (net of interest income), depreciation and amortization (including amortization of developed technology), and excluding charges relating to i) legal settlements, ii) severance, and other charges, iii) impairments, iv) share-based compensation, and v) other non-operating (income) expense

Non-GAAP Reconciliation

AGILYSYS, INC.
RECONCILIATION OF NET INCOME (LOSS) TO EBITDA AND ADJUSTED EBITDA
(UNAUDITED)

(In thousands)	Three Months Ended December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022	December 2021	September 2021	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
Net income (loss)	$ 3,892	$ 3,576	$ 3,039	$ 1,982	$ 1,542	$ 982	$ 1,972	$ (24,281)	$ (2,070)	$ 5,867	$ (517)	$ (26,992)	$ (2,582)	$ (2,918)	$ (1,575)	$ (3,589)
Income tax expense	678	(158)	398	(232)	24	48	193	(518)	182	121	8	40	95	41	25	35
Income (Loss) before taxes	4,570	3,418	3,437	1,750	1,566	1,030	2,165	(24,799)	(1,888)	5,988	(509)	(26,952)	(2,487)	(2,877)	(1,550)	(3,554)
Depreciation of fixed assets	437	461	473	602	495	548	566	672	722	715	723	801	854	707	213	571
Amortization of intangibles	430	443	453	577	267	345	465	470	521	508	461	641	608	614	678	675
Amortization of developed technology	39	40	41	42	-	-	-	-	-	-	-	3,129	3,129	3,128	3,175	3,245
Interest income	(704)	(379)	(100)	(8)	(6)	(13)	(21)	(24)	(18)	(26)	(20)	(88)	(67)	(112)	(79)	(102)
EBITDA (a)	4,772	3,983	4,304	2,963	2,322	1,910	3,175	(23,681)	(663)	7,185	655	(22,469)	2,037	1,460	2,437	835
Share-based compensation	3,466	3,456	2,488	3,747	3,839	3,342	3,621	30,781	6,630	1,256	1,426	2,049	1,329	1,345	482	1,420
Severance and other charges	93	67	214	398	381	580	225	(233)	1,552	7	1,203	150	11	190	231	222
Impairments	-	-	-	-	-	-	-	-	-	-	-	23,740	-	-	-	-
Other non-operating expense (income)	(384)	(112)	(304)	(197)	52	103	(103)	50	95	88	106	102	(142)	108	85	(100)
Legal settlements, net	104	-	-	598	4	337	30	150	-	50	-	-	-	(119)	-	15
Adjusted EBITDA (b)	8,051	7,394	6,702	7,509	6,598	6,272	6,948	7,067	7,614	8,586	3,390	3,572	3,235	2,984	3,235	2,392

(a) EBITDA is defined as net income before income taxes, interest expense, depreciation and amortization

(b) Adjusted EBITDA, a non-GAAP financial measure, is defined as income before income taxes, interest expense (net of interest income), depreciation and amortization (including amortization of developed technology), and excluding charges relating to i) legal settlements, ii) severance, and other charges, iii) impairments, iv) share-based compensation, and v) other non-operating (income) expense

Non-GAAP Reconciliation

AGILYSYS, INC.
RECONCILIATION OF NET LOSS TO ADJUSTED NET INCOME FOR ADJUSTED EARNINGS PER SHARE
(UNAUDITED)

		Twelve Months Ended March 31,			
(In thousands)	**TTM***	2022	2021	2020	2019
Net income (loss) attributable to common shareholders	**$ 10,653**	$ 4,641	$ (23,608)	$ (34,067)	$ (13,164)
Amortization of intangibles	**1,903**	1,654	1,959	2,541	2,567
Amortization of developed technology	**162**	-	-	12,561	12,602
Share-based compensation	**13,157**	14,549	40,093	5,205	4,376
Impairments	-	-	-	-	-
Series A convertible preferred stock issuance costs	-	-	1,031	-	-
Severance and other charges	**772**	1,584	2,529	582	1,168
Legal settlements, net	**702**	969	200	(125)	141
Income tax adjustments	**(2,998)**	(2,584)	(2,710)	(4,904)	(4,720)
Adjusted net income (loss) (a)	**24,351**	20,814	19,494	(18,207)	2,970
Basic weighted average shares outstanding	**24,703**	24,357	23,458	23,233	23,037
Diluted weighted average shares outstanding	**26,070**	25,483	24,016	23,821	23,462
Adjusted basic earnings per share (b)	**0.99**	0.85	0.83	(0.78)	0.13
Adjusted diluted earning per share (b)	**0.93**	0.82	0.81	(0.76)	0.13

(a) Adjusted net income, a non-GAAP financial measure is defined as net income (loss) attributable to common shareholders before amortization expense (including amortization of developed technology), share-based compenation, and one-time charges including severance and other charges, impairments and legal settlements, less the related income tax effect of these adjustments, as applicable, at the Company's current combined federal and state income statutory tax rate. No income tax effect applies to one-time charges when a valuation allowance offsets their related deferred tax assets

(b) Adjusted earnings per share, a non-GAAP financial measure, is defined as adjusted net income (loss) divided by basic and diluted weighted average shares outstanding

Cash Flow

	TTM*	31-Mar FY22	31-Mar FY21	31-Mar FY20	31-Mar FY19
Operating activities					
Net income(loss) from operations	$ **12,489**	$ 6,478	$ (21,001)	$ (34,067)	$ (13,164)
Non cash adjustments, restructuring, legal settlements	**16,292**	17,683	43,969	46,260	22,219
Changes in assets & liabilities	**(4,441)**	4,314	5,439	(1,618)	(1,814)
Net cash provided by operating activities	**24,340**	28,475	28,407	10,575	7,241
Investing activities					
Capital expenditures	**(3,735)**	(1,197)	(1,389)	(3,420)	(3,318)
Cash paid for business combinations, net of cash acquired	**(24,455)**	(24,455)	-	-	-
Capitalized developed software	-	-	-	-	(2,189)
Investments	**(51)**	(27)	(2)	(27)	(27)
Net cash used in investing activities	**(28,241)**	(25,679)	(1,391)	(3,447)	(5,534)
Net cash provided by (used in) financing activities	**(4,910)**	(4,901)	25,316	(1,116)	(767)
Effect of exchange rate	**(493)**	(104)	195	(130)	(112)
Increase (decrease) in cash & cash equivalents	**(9,304)**	(2,209)	52,527	5,882	828
Cash & cash equivalents - beginning of period	**115,122**	99,180	46,653	40,771	39,943
Cash & cash equivalents - end of period	$ **105,818**	$ 96,971	$ 99,180	$ 46,653	$ 40,771

CONTACT

Jessica Hennessy
Senior Director Corporate Strategy and Investor Relations
(770) 810-6116
InvestorRelations@agilysys.com